

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

Elias A. MurrayMetzger
Chief Financial Officer
Avistar Communications Corporation
1875 South Grant Street,10th Floor
San Mateo, CA 94402
Via Fax (650) 525-1360

> **Re: Avistar Communications Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 000-31121**

Dear Mr. MurrayMetzger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief